Exhibit 10.1

United States Steel Corporation 600 Grant Street Pittsburgh, PA 15219-2800 412 433 1148 Fax: 412 433 6219 smsuver@uss.com	Susan M. Suver Vice President-Human Resources

June 28, 2012

Mr. Mario Longhi

16609 Villalenda de Avila

Tampa, FL 33613

Dear Mario:

On behalf of United States Steel Corporation (USS or the Company), I am pleased to offer you an opportunity for employment as Executive Vice President and Chief Operating Officer, currently located in Pittsburgh, Pennsylvania, at a base salary of $820,000 annually ($68,333 per month) effective July 2, 2012. Upon joining the Company, you will report to the Chairman of the Board of Directors and Chief Executive Officer and will become a member of the Executive Management Committee.

Hiring Incentives - The Company will provide you with a hiring grant of restricted stock units with a value of $200,000 based upon the value on the relevant grant date, which is the next business day following your date of hire, subject to 3-year cliff vesting from the date of the grant conditioned upon your continued employment with the Company. In addition, the Company will provide you with a hiring grant of performance awards with a value of $200,000 based upon the value on the relevant grant date, which is the next business day following your date of hire, contingent upon achievement of the performance measures applicable to other 2012 performance award grants over the same approximate three-year performance period. These hiring grants will be subject to terms and conditions similar to those applicable to our retention grants.

Short-Term and Long-Term Compensation - As part of your employment, you will be eligible to participate in the Executive Management Annual Incentive Compensation Program (Annual Incentive Compensation Program) targeted this year at 100% of your base salary earnings, with a maximum incentive opportunity of up to 215% of your target based on a number of Company performance factors and influenced by your individual performance. Since your employment with USS would begin in the middle of the current performance period under the Annual Incentive Compensation Program, any payments under the terms of that program for the 2012 performance period would be prorated based upon the number of full months worked during the performance period. (Technically, if you are determined to be a “covered employee,” as that term is defined under Section 162(m) of the Internal Revenue Code, any payments for the 2012 performance period will be made as a separate bonus outside of the Annual Incentive Compensation Program, subject to the same performance conditions and negative discretion.) You will also be eligible to participate in the Long-Term Incentive Compensation Program this year on a basis reasonably comparable to that of other executive officers. Under the current executive program, our executive officers receive a mix of the long-term incentive compensation value in the form of stock options, restricted stock units, and performance awards. The amount, mix, and the terms and conditions of your equity awards will be determined by our Compensation Committee.

As an Executive, you will be subject to stock ownership and retention guidelines as approved by our Board of Directors. The ownership requirement is currently defined as a multiple of salary midpoint, and for Executives at your level, the multiple is three (3) times your salary midpoint. Until the required ownership is achieved, you will be required to retain shares equal to 100% of the after-tax value of shares received in connection with the vesting of restricted stock units and performance awards, and at least 25% of the net value received from the exercise of stock options. Once the ownership requirement is satisfied, 25% of the net value received from future vestings and exercises must be retained in the form of shares. Further details regarding this program will be provided with your new hire paperwork.

Employee Benefits - As an employee of USS, you will be eligible to participate in pension, savings, and health and welfare benefit plans, including short-term and long-term disability programs, that are sponsored by USS and generally available to our newly hired USS management employees. Outlined below is a summary of the pension and savings benefits that you will be eligible to receive as an executive of USS. Your eligibility and participation in all of the following plans and programs is determined by the terms and provisions of these plans and programs, as they may be amended from time to time.

(1)	Pension Benefit - You will participate in the Retirement Account under the Savings Fund Plan for Salaried Employees and be eligible for monthly Company contributions in the amount of 8.5% of your base salary. You will participate in a non tax-qualified restoration plan with respect to the portion of the USS contributions to your Retirement Account that cannot be made due to certain Internal Revenue Code limitations.

In addition, you will be eligible to receive a non tax-qualified supplemental executive retirement benefit outlined in Exhibit A (the “Supplemental Account”) under which you will be eligible for book accruals in the amount of 8.5% of your incentive compensation received under the Annual Incentive Compensation Program.

By your acceptance of this offer of employment and participation in the Supplemental Account, you agree and acknowledge that you are not eligible to participate in the Supplemental Retirement Account Program (which provides similar benefits to the Supplement Account) and waive any rights with respect thereto. You will vest in your Supplemental Account upon your termination of employment with the Company if such termination is (i) on or after your attainment of age 65, or (ii) with Company consent, or (iii) on account of your death or involuntary termination other than for cause.

(2)	Savings Benefit - You will be eligible to make employee contributions on a pre-tax and/or after-tax basis to the Savings Account under the Savings Fund Plan for Salaried Employees with the sum of the employee contributions not to exceed 16% of your base salary (subject to limitations under the Internal Revenue Code (“IRC”)). You will also be eligible for Company contributions that match your employee contributions up to 6.0% of your base salary (subject to IRC limitations). You will participate in a non tax-qualified restoration plan with respect to the portion of the Company contributions to your Savings Account that cannot be made due to certain IRC limitations.

Attached for your information are copies of the two non tax-qualified restoration plans (the “Non Tax-Qualified Retirement Account Program” and the “Supplemental Thrift Program”) applicable to you.

Executive Physical Program - You will be eligible to participate in the Annual Physical Program for Executive Management Employees, which provides you with the opportunity to receive a comprehensive health examination to promote wellness and disease prevention.

Tax and Financial Planning - You will receive, for the term of your employment with the Company, the tax preparation and financial planning services that USS provides to its executives through a third party vendor.

Change in Control Agreement - As the Executive Vice President and Chief Operating Officer, you will be eligible for a change in control agreement at 2.5 times your salary and bonus, in the form provided by the Company. As more specifically detailed in the agreement, your coverage under the change in control agreement will continue while you remain in this role, or in another eligible role, until December 31, 2013; provided, however, that commencing on December 31, 2012 and each December 31 thereafter, the term of the agreement shall automatically be extended for one additional year unless, not later than September 1 of that year, the Company provides notice that it does not wish to extend the agreement. However, such agreement automatically is extended for a stated period of time if a Change in Control or Potential Change in Control of the Company occurs during the original or extended term of the agreement. As further outlined in the agreement, a Change in Control includes (1) a change that would have to be reported in response to Item 6(e) of Schedule 14A of the Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, as well as (2) certain other specified circumstances involving (a) the beneficial ownership of the securities of the Company, or (b) the membership of the Incumbent Board of Directors, or (c) the merger or consolidation of the Company or any direct or indirect subsidiary thereof with other corporations, or (d) certain other circumstances.

Severance Provision - If (a) the Company terminates your employment within three (3) years of your first day of employment with the Company other than for cause (as defined below), and (b) you are not entitled to any payment under your change in control agreement referenced above, you will be entitled to a lump sum payment equal to the sum of (i) twelve (12) months of your base salary, and (ii) the equivalent of one year of your target bonus as that amount would be calculated under the Annual Incentive Compensation Program. This benefit is in lieu of any layoff benefit that may otherwise be payable under the Layoff Benefit Program. For purposes of this severance provision, termination by the Company of your employment for “cause” shall mean termination upon (i) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness), (ii) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, (iii) your conviction of a felony or conviction of a misdemeanor which impairs your ability substantially to perform your duties with the Company, or (iv) the material breach by you of the Company’s Code of Ethical Business Conduct. Under this definition of “cause”, no act, or failure to act, on your part shall be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Such payment shall be made on the 30th day following your separation from service within the meaning of Internal Revenue Code (Code) section 409A (or, if such day is not a business day, on the next succeeding business day); provided, however, that no such payment may be made to you until the first business day following the six (6) month anniversary of your separation from service if you are a “specified employee” under Code section 409A at the time of your separation from service. In addition, if the Company terminates your employment within three (3) years of your first day of employment with the Company other than for cause (as defined below), (a) the hiring grant of restricted stock units will vest in full immediately upon such termination and (b) the hiring grant of performance awards will vest at 100% of the rate of vesting determined by the Company’s performance for the 2012 performance award grant at the end of the approximate three-year performance period (in May 2015) on the date when our Compensation Committee certifies achievement of such performance. Distribution and/or payment of such restricted stock units and performance awards shall be made pursuant to the terms of the respective award agreements. The foregoing severance payments are conditioned upon and subject to your execution of (within 60 days following your separation from service), and compliance with the terms of, a general release and waiver of all claims you may have against the Company and its directors, officers and affiliates, in the form presented by the Company, and a non-disclosure and non-compete agreement in the form presented by the Company, which current form is attached hereto. These severance provisions are not subject to renewal or renegotiation at any time.

Relocation Benefits - This employment offer includes reimbursement of the actual costs you incur (from the date of this letter and during your term of employment) for the reasonable expense of:

(1)	transportation of your household goods in connection with relocation of your current permanent residence to the Greater Pittsburgh area;

(2)	standard real estate closing costs that, in the case of the sale of your current permanent residence, are customarily allocated in the Tampa, Florida metropolitan area to the seller and that, in the case of the purchase of a new permanent residence, are customarily allocated in the Greater Pittsburgh area to the purchaser;

(3)	rental expense for temporary lodging in the Greater Pittsburgh area for up to one hundred twenty (120) days; and,

(4)	transportation for (a) you to travel to and from Florida up to twice a month during the one hundred twenty (120) day period, and (b) your immediate family to travel to Pittsburgh twice during that same period.

To be eligible for reimbursement, you will be required to provide advance estimates of these expenses to the Company for its review and authorization prior to your actually incurring such costs. In addition, you will be eligible to receive a lump sum payment for the loss on sale of your primary residence, up to a maximum to be determined by the Company.

Any of the above relocation expenses that are taxable to you will be grossed-up for Federal, state and local income tax purposes. The gross-up payment will be made as soon as practicable after the reimbursement is made, but in no event later than the end of your taxable year next following your taxable year in which the related taxes are remitted to the taxing authorities or, in the case of a tax audit or litigation addressing the existence or amount of a tax liability, by the end of your taxable year following your taxable year in which the taxes that are the subject of audit or litigation are remitted to the taxing authority (or where as a result of such audit or litigation no taxes are remitted, the end of your taxable year following your taxable year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation).

In accordance with Code section 409A, reimbursement of the amount of eligible relocation expenses or tax preparation and financial planning services provided or incurred within a particular year shall be made no later than the end of your taxable year following the taxable year in which the expense was incurred. The amount of reimbursable expenses incurred in one taxable year shall not affect the amount of reimbursable expenses in a different taxable year, and such reimbursement shall not be subject to liquidation or exchange for another benefit.

Obligation to Repay the Company - If you voluntarily terminate your employment or are terminated for cause (as defined above under the severance provision) within two (2) years of your employment date with the Company, you agree to repay all relocation benefits, including related tax gross-ups and any loss on sale of your primary residence as approved by the Company in advance, accepted by you. Such repayment must be made within thirty (30) days of the effective date of the voluntary termination or termination for cause and (except as may be prohibited by law) you hereby authorize immediate repayment by payroll deduction from any earnings, and by setoff against any other amounts, that may then be due to you by the Company.

Company Policies - You will be subject to all Company policies including without limitation the Executive Management Recoupment Policy pursuant to which incentive awards may be recouped from you in certain circumstances, as such policies may be amended from time to time.

The terms and conditions of this letter and the offer of employment that it contains shall be construed under the laws of, and the place of its acceptance shall be deemed to be, the Commonwealth of Pennsylvania.

This offer of employment is, of course, contingent upon your successful completion of a background check, verification of work authorization and a pre-placement physical examination, including laboratory work. As a condition of your employment, you will also be required to execute non-disclosure and non-compete agreements, copies of which are attached.

If you accept this offer of employment, you will be an employee-at-will, meaning that either you or the Company may terminate the employment relationship at any time for any reason, with or without cause. Any statements to the contrary that may have been made to you, or that may be made to you, by the Company, its agents or representatives are superseded by this offer letter. Nothing will change the at-will status of your employment except for a written agreement signed by yourself and an appropriate officer of the Company.

To indicate your acceptance of this employment offer, please sign below and return to me; we look forward to working with you at United States Steel Corporation.

Very truly yours,

/s/ S. M. Suver

Susan M. Suver Vice President, Human Resources

Attachments

Accepted by:

/s/ Mario Longhi	June 28, 2012
Mario Longhi	Date